July 10, 2024

Eric Schlorff
Chief Executive Officer
SeaStar Medical Holding Corporation
3513 Brighton Blvd., Suite 410
Denver, CO 80216

        Re: SeaStar Medical Holding Corporation
            Registration Statement on Form S-3
            Filed July 3, 2024
            File No. 333-280683
Dear Eric Schlorff:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:    Nolan S. Taylor, Esq.